

Mail Stop 4631

October 6, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Joseph Hines
President and Chief Executive Officer
Spheric Technologies, Inc.
4708 East Van Buren Street
Phoenix, AZ 85008

> **Re:** **Spheric Technologies, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed September 2, 2009**
> **File No. 333-154274**

Dear Mr. Hines:

      We have reviewed your supplemental response dated September 25, 2009 and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   To the extent there were any unusual transactions, events or trends in your third quarter ended September 30, 2009, please provide a recent developments section that summarizes your financial condition and results for your recently completed interim period and specifically discuss the unusual transactions, events or trends.

<u>Recent Equity Transactions, page 38</u>

2.   We have read your response to comment one in our letter dated September 24, 2009. Please confirm that you will disclose how you determined that a 25% lack of marketability discount is appropriate in your next amendment.

<center>*   *   *   *</center>

      As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding comments on the financial statements and related accounting matters. Please contact Andrew Schoeffler, Senior Staff Attorney at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Christian J. Hoffmann, III, Esq.
        Quarles & Brady LLP
        One Renaissance Square
        Two North Central Avenue
        Phoenix, AZ 85004

        Mr. Hank Gracin, Esq.
        Lehman & Eilen, LLP
        Mission Bay Office Plaza
        20283 State Route 7, Suite 300
        Boca Raton, FL 33498